QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

7-ELEVEN, INC.
(Name of Subject Company)

IYG HOLDING COMPANY
SEVEN-ELEVEN JAPAN CO., LTD.
SEVEN & I HOLDINGS CO., LTD.†
 (Names of Filing Persons)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
 Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

†
Seven & I Holdings Co., Ltd. is a filing person solely with respect to the Rule 13e-3 Transaction Statement filed under cover of this Schedule TO.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,024,615,800	$120,600

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation, other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash. As of June 30, 2005, there were 115,435,471 Shares outstanding, of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 31,526,640 Shares.
**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$120,600	Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company
	Form or Registration No.:	Schedule TO-T	Date Filed:	September 6, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☒	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

Item 4.    Terms of the Transaction.

        Section (a) of Item 4 is amended and supplemented as follows: The Offer is extended to, and will expire at, 12:00 midnight, New York City time, on Thursday, October 20, 2005, unless the Offer is extended further.

        The last bullet point of the first paragraph under "The Offer—Section 11. Conditions to the Offer" beginning on page 42 of the Offer to Purchase is amended and restated as follows:

  •
  the Company has transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into with its employees or otherwise affected any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans with an employee or employees so as to provide for increased benefits as a result of or in connection with the transactions contemplated by the Offer or the Merger.

Item 11.    Additional Information.

        (a)(5)    On September 30, 2005, the 298th District Court of Dallas County, Texas ordered that the following shareholder class action lawsuits be transferred to the 298th District Court and consolidated for all purposes under the caption In Re 7-Eleven, Inc. Shareholders Litigation (Consolidated Cause No. 05-08944-M):

  •
  Kaufman v. Suzuki et al., No. 05-09450-C (As amended, filed in 68th District Court, Dallas County, Texas on September 16, 2005).

  •
  Casden v. 7-Eleven, Inc., et al., No. 05-08944-M (Filed in 298th District Court, Dallas County, Texas on September 1, 2005).

  •
  Green Meadows Partners L.P. v. Devening, et al., No. 05-11507-A (Filed in County Court at Law No. 1, Dallas County, Texas on September 8, 2005).

  •
  Siebels et al. v. Suzuki et al., No. 05-09600-G (Filed in 134th District Court, Dallas County, Texas on September 13, 2005).

        On September 29, 2005, the plaintiffs in the Casden action filed a Non-Suit Without Prejudice in the 298th District Court, Dallas County, Texas. As a result, the Casden matter will not be included in the consolidated action.

        On September 30, 2005, the 298th District Court ordered that the following shareholder derivative lawsuits be transferred to the 298th District Court:

  •
  Gillespie v. Suzuki et al., No. 05-11878-C (Filed in County Court at Law No. 3, Dallas County, Texas on September 9, 2005).

  •
  Alaska Laborers Employers' Pension Fund v. Seven-Eleven Japan Co., Ltd. et al., No. 05-12893-B (Filed in County Court at Law No. 3, Dallas County, Texas on September 22, 2005).

Item 12.    Exhibits.

(a)(1)(xiv)	Press Release issued by Seven & I Holdings Co., Ltd. on October 19, 2005.
(a)(1)(xv)	Press Release issued by Seven-Eleven Japan Co., Ltd. on October 19, 2005.
(a)(5)(viii)	Order of Transfer, Consolidation, Appointment of Interim Class Counsel and Coordination, ordered by the Honorable Adolph Canales of the 298th District Court, Dallas County, Texas on September 30, 2005.

Item 13.    Information Required by Schedule 13E-3

  Item 3.    Identity and Background of Filing Person.

        The sixth paragraph under "Special Factors—Section 8. Certain Information Concerning Holdings, Purchaser and Parent" on page 39 of the Offer to Purchase is amended and restated as follows:

        The members of the Parent Group have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see "Special Factors—Section 8. Dissenters' Appraisal Rights; Rule 13e-3."

  Item 7.    Purposes, Alternatives, Reasons and Effects.

        The following is inserted as the last sentence of the fourth paragraph under "Special Factors—Section 6. Effects of the Offer" on page 23 of the Offer to Purchase:

        The benefits and detriments to Holdings from the completion of the Offer and the Merger will arise solely by virtue of its 100% ownership interest in Parent, and Holdings will have no direct interest in the Company's net book value and net earnings.

  Item 8.    Fairness of the Transaction.

        The heading "Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger" on page 14 of the Offer to Purchase is amended and restated to read "Special Factors—Section 3. Position of Holdings, Parent and Purchaser Regarding Fairness of the Offer and the Merger."

        The discussion set forth under the heading "Special Factors—Section 3. Position of Holdings, Parent and Purchaser Regarding Fairness of the Offer and the Merger" on page 14 of the Offer to Purchase is amended and restated as follows:

        The rules of the SEC require Holdings, Parent and Purchaser (collectively, the "Parent Group") to express their belief as to the fairness of the Offer and the Merger to shareholders of the Company who are not affiliated with the Parent Group.

        The Parent Group believes that the Offer Price to be received by the unaffiliated shareholders of the Company pursuant to the Offer and the Merger is fair to such unaffiliated shareholders. The Parent Group bases its belief on the following factors, each of which, in its judgment, supports its view as to the fairness of the Offer and the Merger:

  •
  The Offer Price represents a premium of approximately 15% to the closing price of the Shares on August 31, 2005, the last trading day prior to the date on which Parent's intention to make the Offer was announced.

  •
  From January 1, 2005 to the time of the announcement of the Offer, approximately 88% of the trading volume in the Shares was at a per share price of $32.50 or below.

  •
  The analyses contained in the presentation provided by Citigroup, which included an overview of premiums paid in other similar transactions since January 2001, a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies to similar information for the Company, an analysis of publicly available information for transactions announced in the retail industry since 2003 and discounted cash flow analyses with respect to the Company, each of which implied valuation ranges for the Shares within which the Offer Price was contained. A summary of the Citigroup presentation, which does not express an opinion with respect to the fairness of the Offer Price, is set forth in this Offer to Purchase under "Special Factors—Section 4. Summary Report of Citigroup to the Board of Directors of Parent."

  •
  The Offer and the Merger will provide additional liquidity for the unaffiliated shareholders of the Company.

        In addition, the Parent Group believes that the merger is procedurally fair to the unaffiliated shareholders of the Company, based on the following factors:

  •
  The Offer is conditioned upon the tender of a majority of the Shares not owned by Parent, Purchaser, their respective officers and directors and the officers and directors of the Company. This Minimum Condition is not waivable. The Parent Group believes that the Company's unaffiliated shareholders are therefore able to evaluate the terms of the Offer and their fairness without coercion, and that an informed decision by holders of a majority of the Shares, other than Shares held by Parent, Purchaser and such persons as set forth above, provides meaningful procedural protections for the Company's unaffiliated shareholders.

  •
  Each of the Company's unaffiliated shareholders will be able to decide voluntarily whether or not to tender such shareholder's Shares in the Offer and, if the Offer and the Merger are completed and such shareholder has elected not to tender, such shareholder will receive exactly the same type and amount of consideration in the Merger that such shareholder would have received in the Offer.

  •
  Shareholders who do not tender their Shares in the Offer would be entitled, in connection with the Merger, to demand the purchase of their Shares for a purchase price equal to the "fair value" of their Shares, as determined by a court, by following the procedures required by the TBCA.

  •
  The Company has publicly disclosed the fact that it has appointed a special committee of its board of directors comprised of individuals who are not officers or directors of the Parent Group to evaluate the Offer and that the special committee has retained Greenhill as its financial advisor and Weil as its legal advisor.

        To the best of the Parent Group's knowledge, a majority of the directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of preparing a report concerning the fairness of the transaction. However, based on the Company's public disclosure that the special committee of its board of directors has retained Greenhill and Weil as its financial and legal advisors to assist it in considering the Offer and in light of the procedural safeguards discussed above, the Parent Group does not believe the failure to retain such representative to be material.

        The Parent Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, the Parent Group did not consider the liquidation value of the Company's assets because it considers the Company to be a viable going concern. In addition, the liquidation of the Company's assets was not considered to be a viable course of action based on Parent's desire for the Company to continue to conduct its business as a subsidiary of Parent and remain an integral component of Parent's overall strategy. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Parent Group believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, the Parent Group did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value per share as of June 30, 2005, calculated by dividing stockholders' equity by the number of shares of common stock outstanding, was $4.91. This value is substantially below the Offer Price. The Parent Group is not aware of any firm offers made for the Company during the past two years and in any event has no intention of selling its Shares, and therefore did not consider any such offers in reaching their conclusion as to fairness.

        The Parent Group's consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company's unaffiliated shareholders in relation to the going concern value of the Company on a stand-alone basis. The Parent Group considered the going concern value of the Company in making its determination regarding fairness. To measure the Company's going concern value, the Parent Group considered the analyses of discounted cash flow with respect to the Company (based on Company financial information provided to Citigroup by Parent) as well as a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies to similar information for the Company contained in the presentation provided by Citigroup. A summary of the Citigroup presentation, which does not express an opinion with respect to the fairness of the Offer Price, is set forth in this Offer to Purchase under "Special Factors—Section 4. Summary Report of Citigroup to the Board of Directors of Parent."

        The foregoing discussion of the information and factors considered and given weight by the Parent Group is not intended to be exhaustive, but is believed to include the material factors considered by the Parent Group. The Parent Group's view as to the fairness of the Offer to unaffiliated shareholders of the Company should not be construed as a recommendation to any shareholder as to whether that shareholder should tender such shareholder's Shares in the Offer.

  Item 11.    Interest in Securities of the Subject Company

        The discussion set forth under "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares" on page 26 of the Offer to Purchase is amended and restated as follows:

        Except as set forth above under the "Introduction," or on Schedule B hereto, neither the Parent Group nor, to the best of its knowledge, any person listed in Schedule A hereto or any associate or majority owned subsidiary of any of the foregoing, beneficially owns any Shares.

        Other than as set forth on Schedule B hereto or as may have been issued by any pension, profit-sharing, compensation or similar plan of the Company, no transactions in the Shares have been effected during the past 60 days by the Parent Group or, to the best of its knowledge, any associate or controlled subsidiary of the Parent Group, the Company or any person listed in Schedule A hereto.

        As of the date hereof, the Parent Group does not know whether or not any executive officer or director of the Company intends to tender Shares owned by him or her pursuant to the Offer. Pursuant to Amendment No. 1 to the Company's Schedule 14D-9 filed with the SEC on September 22, 2005, the special committee of independent directors recommended that the Company's shareholders reject the Offer and not tender their Shares to Parent pursuant to the Offer. To the best of the Parent Group's knowledge, none of the executive officers or affiliates of the Company has made any public recommendation with respect to the Offer.

        The information set forth in "Schedule B—Security Ownership of Certain Beneficial Owners and Management" is supplemented as follows:

        According to information filed on Forms 4 by the Company, on October 3, 2005, pursuant to grants made under the 7-Eleven, Inc. Stock Compensation Plan for Non-Employee Directors, (i) Masaaki Kamata acquired 118 Shares and now owns a total of 27,970 Shares and (ii) Toshifumi Suzuki acquired 88 Shares and now owns a total of 205,409 Shares. Mr. Kamata is a director and executive officer of Purchaser and Parent. Mr. Suzuki is a director and executive officer of Holdings, Purchaser and Parent.

        As a result of the transactions referenced above, (i) all directors and officers of Purchaser as a group own 259,712 Shares, (ii) all directors and officers of Parent as a group own 249,579 Shares, and (iii) all directors and officers of Holdings as a group own 206,129 Shares.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2005

IYG HOLDING COMPANY
By:	/s/ Nobutake Sato
	Name:	Nobutake Sato
	Title:	Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ Toshiro Yamaguchi
	Name:	Toshiro Yamaguchi
	Title:	President & COO
SEVEN & I HOLDINGS CO., LTD.
By:	/s/ Noritoshi Murata
	Name:	Noritoshi Murata
	Title:	President & COO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(xiv)	Press Release issued by Seven & I Holdings Co., Ltd. on October 19, 2005.
(a)(1)(xv)	Press Release issued by Seven-Eleven Japan Co., Ltd. on October 19, 2005.
(a)(5)(viii)
Order of Transfer, Consolidation, Appointment of Interim Class Counsel and Coordination, ordered by the Honorable Adolph Canales of the 298th District Court, Dallas County, Texas on September 30, 2005.

QuickLinks

SIGNATURES
EXHIBIT INDEX